MANAGEMENT’S DISCUSSION AND ANALYSIS

September 14, 2010

The following is MDS Inc.’s (“we”, “MDS”, or “the Company”) Management’s Discussion and Analysis (MD&A) of the results of operations for the three and nine months ended July 31, 2010, and its financial position as of July 31, 2010. This MD&A should be read in conjunction with the unaudited quarterly consolidated financial statements and related note disclosures. Readers are also referred to the Company’s fiscal 2009 financial reports, which include the Annual Report, audited annual consolidated financial statements, MD&A, Form 40-F, and Annual Information Form (AIF). Each of these documents is available, as applicable, on MDS’s website at www.mdsnordion.com or at www.sedar.com and www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of MDS’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current interim period with those of the preceding fiscal year. We also provide analysis and commentary that we believe is helpful in assessing the Company’s future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects.  Readers are cautioned that actual events and results may vary.

Amounts are in millions of United States (U.S.) dollars, except per share amounts and where otherwise noted.

Caution Regarding Forward-Looking Statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. This document contains forward-looking statements including the strategy of the continuing businesses, the completion of activities associated with the sale of MDS Analytical Technologies and MDS Pharma Services Early Stage (Early Stage), as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: management of operational risks; the strength of the global economy, in particular the economies of Canada, the U.S., the European Union, Asia, and the other countries in which we conduct business; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the stability of global equity markets; the fact that our operations have been substantially reduced as a result of the sale of MDS Analytical Technologies and Early Stage; assets and liabilities that we retained from the businesses sold; obligations retained and projected adjustments thereto; successful implementation of structural changes, including restructuring plans; our ability to complete other strategic transactions and to execute them successfully; our ability to negotiate future credit agreements, which may or may not be on terms favourable to us; the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the Euro; changes in interest rates in Canada, the U.S., and elsewhere; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; our ability to manage our research and development; the impact of changes in laws, trade policies and regulations including health care reform, and enforcement thereof; regulatory actions; judicial judgments and legal proceedings, including legal proceedings described in this document; our ability to maintain adequate insurance; our ability to successfully realign our organization, resources and processes; our ability to retain key personnel; our ability to have continued and uninterrupted performance of our information technology and financial systems; our ability to compete effectively; the risk of environmental liabilities; new accounting standards that impact the policies we use to report our financial condition and results of operations; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from third-party special interest groups; our ability to negotiate and maintain collective-bargaining agreements for certain of our employees; natural disasters; public-health emergencies and pandemics; international conflicts and other developments including those relating to terrorism; other risk factors described in section 3.10 of our AIF; and our success in anticipating and managing these risks.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

Our Business
MDS is a global health science company that provides market-leading products and services used for the prevention, diagnosis and treatment of disease. The Company’s operations consist of its MDS Nordion business (medical imaging, radiotherapeutics, and sterilization technologies) as well as certain corporate functions, which are reported as Corporate and Other within the Segmented Information note in the unaudited consolidated financial statements.

Business environment and corporate developments

Medical isotope supply disruption

On August 17, 2010, the National Research Universal (NRU) reactor at Atomic Energy of Canada Limited (AECL) Chalk River Laboratories returned to operation. In August 2010, we received, processed, and shipped the first supply of medical isotopes from AECL to our customers. During the shutdown of the NRU reactor, we maintained relationships with our customers and, in July 2010, MDS signed a contract with our largest customer, Lantheus Medical Imaging, Inc (Lantheus), for the supply of molybdenum-99 (Mo-99), the main isotope from the NRU reactor. Under the terms of the agreement, MDS Nordion will supply Mo-99 on a weekly basis to Lantheus. This contract is in place until July 31, 2011, and commenced when the NRU reactor returned to service.

In the third quarter of fiscal 2010, with the shutdown of both the NRU and another major reactor in Europe which supplies Mo-99, we saw an increase in demand for thallium (Tl-201), a cyclotron-based isotope used in medical imaging. Since the restart of the NRU reactor, demand for this product has subsequently dropped.

Sterilization business

On August 13, 2010, MDS announced we had extended an existing agreement with Ontario Power Generation, Inc. (OPG), a Canadian-based electricity generation company.  This extension enhances supply of cobalt-60 (Co-60) for MDS until 2020.

Co-60 is used in gamma sterilization technologies for customers around the world. Approximately 40 percent of single use medical devices produced worldwide are sterilized using gamma sterilization technologies.  These include disposable medical devices and supplies such as surgeon's gloves, syringes, sutures, and catheters, as well as pharmaceuticals. Gamma sterilization can also be used for the disinfestation of fruits and vegetables to meet international quarantine regulations, to sterilize cosmetic products and to enhance the material properties of polymers.

In the third quarter of fiscal 2010, MDS sold a production irradiator to a customer in Mexico for the disinfestation of food products. A production irradiator is a warehouse-size unit that houses Co-60 and processes the products to be sterilized.

Radiotherapeutics

MDS announced in July 2010 that TheraSphere®, an innovative yttrium-90 (Y-90) radioembolization treatment for liver cancer, was approved for reimbursement by the General Directorate for Health for the Lombardy Region (Sanitá Regione Lombardia) in northern Italy for patients suffering from hepatocellular carcinoma (primary liver cancer).

The decision to provide reimbursement can be attributed to a Phase II-b investigator initiated study. The medical investigative team assessed clinical outcomes utilizing TheraSphere in patients suffering from advanced primary liver cancer. While the work is still ongoing, preliminary data has indicated favourable results for patients. These early findings were presented to the General Directorate for Health and, upon review, the General Directorate approved qualified health centres for reimbursement to treat this patient population.

About 50,000 cases of liver cancer are diagnosed each year in the European Union, with 12,600 of those cases in Italy, according to the European Cancer Observatory (2006). Approximately one million cases are diagnosed each year globally. The most common form of primary liver cancer is hepatocellular carcinoma.  Hepatocellular carcinoma is the fifth most common form of cancer in the world and is increasing globally due to an increase in the incidence of hepatitis.

We continued to experience increased demand for CardioGen-82® (Rubidium-82 generators), which we manufacture and distribute for Bracco Diagnostics, Inc. (part of Bracco Group).  We began production of the CardioGen-82 in the third quarter of fiscal 2009. Rubidium-82 is used as a Positron Emission Tomography (PET) imaging tracer for perfusion studies of the heart to examine blood flow through heart vessels.

Our strategic repositioning and divestitures

During fiscal 2010, we completed our strategic repositioning, which culminated in the following key events:

•	Completing the sale of MDS Analytical Technologies to Danaher Corporation (Danaher) for $641 million in cash, after estimated adjustments.
•	Completing the sale of MDS Pharma Services Early Stage (Early Stage) for $45 million including a $25 million note, and 15% minority interest in one of the acquiring entities.
• Cancelling the C$500 million revolving credit facility, which had no outstanding amounts.
• Full repayment of the outstanding balance of the senior unsecured notes at a cost of $223 million.
•	Repurchasing and cancelling 52,941,176 Common shares at a purchase price of $8.50 per Common share for a total cost of $450 million under a substantial issuer bid.
• Completing the transition of MDS’s corporate headquarters from Toronto, Canada to Ottawa, Canada.

The completion of the sale of Early Stage marked the end of our strategic repositioning, including the disbanding of the Company’s Special Committee, and enabled MDS to move forward with a focus on MDS Nordion, which has leadership positions in medical imaging, radiotherapeutics, and sterilization technologies. On March 11, 2010, at MDS’s Annual and Special Meeting of Shareholders, a special resolution changing the Company’s name to Nordion Inc. was approved. We expect to implement the name change after our fiscal 2010 year end.

Early Stage

During the third quarter of fiscal 2010, we received preliminary closing balance sheets from the buyers of Early Stage. After reviewing the preliminary closing balance sheets, we submitted dispute notices to the buyers in August 2010 pursuant to the sale agreements. While we believe our current estimate of the net proceeds and the loss on the sales are reasonable and appropriate based on our interpretation of the contractual arrangements and the nature of the post-closing adjustments, the ultimate net proceeds and loss may vary from the current estimates.

As part of the sale of Early Stage, we signed Transition Services Agreements (TSAs) to provide certain post-closing transition services to each of the buyers for a period of six months. We recorded TSA revenue of $3 million during the third quarter of fiscal 2010.

See further details on the sale of Early Stage in the “Divestitures and discontinued operations” section of this MD&A.

MDS Analytical Technologies

In response to preliminary post-closing adjustments provided by Danaher , we submitted our disagreement notice to Danaher in June 2010 pursuant to the sale agreement. Following the submission of our response, we have continued dialogue with Danaher to resolve disputed items and we believe we are currently approaching the finalization of the post closing adjustments. We expect the final net proceeds to approximate the carrying value of net assets sold based on our current best estimates. While we believe our current estimate of the net proceeds on the sale are reasonable and appropriate based on our interpretation of the contractual arrangement and the nature of the post-closing adjustments, the ultimate net proceeds may vary from the current estimate.

As part of the sale of MDS Analytical Technologies, we signed a TSA to provide certain post closing transition services for a period of six months from the closing date, which expired on July 31, 2010. We recorded TSA revenue of $1 million during the third quarter of fiscal 2010.

See further details on the sale of MDS Analytical Technologies in the “Divestitures and discontinued operations” section of this MD&A.

Corporate restructuring charges

As a result of our strategic repositioning activities, which resulted in the completion of the sales of MDS Analytical Technologies and Early Stage in the first half of fiscal 2010, as well as previously completed sales of MDS Pharma Services Phase II-IV (Phase II-IV) and MDS Pharma Services Central Labs (Central Labs) businesses in fiscal 2009, we recorded a total pre-tax restructuring charge of $60 million for the nine months ended July 31, 2010, of which $9 million was recorded during the third quarter of fiscal 2010.

The restructuring charges for the third quarter of fiscal 2010 included an incremental $5 million of fees related to financial advisory services provided by investment bankers on our overall strategic repositioning activities, which were finalized during the third quarter of fiscal 2010 through negotiations with the Company’s investment bankers. During the third quarter of fiscal 2010, we also incurred an additional $1 million of severance and $3 million of contract cancellation fees related to certain contracts for information technology that contained minimum purchase or fixed price commitments that became uneconomical for our remaining business.

See further details on the corporate restructuring charges in the “Consolidated continuing operations” section of this MD&A.

Changes to the Board of Directors
During the third quarter of fiscal 2010, one new Director was appointed to and two Directors retired from the Company’s Board of Directors. Dr. Oye Olukotun joined the Board, while Mr. Gregory P. Spivy and Mr. James S.A. MacDonald stepped down. In September 2010, Mr. Kenneth Newport was also appointed to the Company’s Board of Directors.

The changes to MDS’s Board of Directors reflect the Company’s continued focus on preparing the MDS Nordion business to become a strong, stand-alone business.

Other

The performance of the Glucotrace and Radiochemical businesses at its Fleurus, Belgium facility has resulted in MDS announcing its intention to restructure operations at that facility.  To that end, the Company has initiated a Loi Renault process, which involves an information and consultation process with the Belgian Works Council to determine the best way to move forward with the identified businesses. It is uncertain how long the Loi Renault process will take to complete or what its result will be, but MDS anticipates an announcement of the outcome by the end of calendar year 2010.

Financial Highlights

	Three months ended July 31		Nine months ended July 31
	2010	2009	2010	2009
Revenues from continuing operations	$53	$49	$155	$180
Operating (loss) income from continuing operations	$(27)	$1	$(122)	$10
(Loss) income from continuing operations	$(18)	$9	$(113)	$6
Net loss	$(15)	$(62)	$(248)	$(77)
Basic (loss) earnings per share from continuing operations	$(0.27)	$0.08	$(1.17)	$0.05
Cash and cash equivalents	$121	$298	$121	$298

Revenues from continuing operations of $53 million for the third quarter of fiscal 2010 increased $4 million compared with the third quarter of fiscal 2009 and decreased $3 million when compared with the second quarter of fiscal 2010.

•
Sterilization revenue was up 23% on a year-over-year basis mainly due to the sale of a production irradiator in the quarter. Sterilization revenues were down more than 25% on a sequential basis due to timing in supply and demand for Co-60.

•	Radiotherapeutics revenue was up over 50% on a year-over-year basis driven primarily by CardioGen and global performance of TheraSphere and was up slightly on a sequential basis.
•
Revenue from cyclotron isotopes increased on a year-over-year and sequential basis, driven primarily by increased demand for Tl-201, a cyclotron-based isotope, as a result of shortages of Mo-99 due to reactor shut-downs.

•
The NRU reactor returned to service in our fourth quarter of fiscal 2010 and, therefore, no revenue was recorded in this quarter related to NRU reactor supplied product; however, reactor-based isotopes from the NRU reactor were shipped during the first month of the third quarter of fiscal 2009.

The following key costs and expenses were recorded in the third quarter of fiscal 2010:

•	$9 million restructuring charges in Corporate and Other related to our strategic repositioning;
•	$7 million non-cash impairment charge related to MDS Nordion’s Belgium operations;
•	$4 million of expense in relation to ongoing conduct of the MAPLE arbitration proceedings; and
•	$5 million of other income associated with the transition services provided to the businesses we sold.

Our cash and cash equivalents balance of $121 million as of the third quarter of fiscal 2010 decreased $13 million from the second quarter of fiscal 2010, primarily due to cash payments of $23 million for restructuring costs associated with the strategic repositioning of the Company and $4 million for transaction costs related to divestitures. These reductions in cash and cash equivalents were partially offset by our cash flows provided primarily by operating activities of continuing operations and $7 million cash received from the dissolution of our joint venture partnership with Applied Biosystems as part of the sale of MDS Analytical Technologies.

Financial Results Analysis

This section provides detailed information and analysis about our performance for the three and nine months ended July 31, 2010 compared with the same periods in fiscal 2009.

Consolidated continuing operations

	Three months ended July 31		Nine months ended July 31
	2010	2009	2010	2009
Revenues	$53	$49	$155	$180
Costs and expenses
Direct cost of revenues	(31)	(28)	(91)	(93)
Selling, general and administration	(27)	(18)	(77)	(58)
Depreciation and amortization	(8)	(6)	(23)	(17)
Restructuring charges	(9)	-	(60)	-
Change in fair value of embedded derivatives	(2)	11	1	9
Other expenses, net	(3)	(7)	(27)	(11)
Operating (loss) income from continuing operations	$(27)	$1	$(122)	$10
Interest income, net	-	1	1	4
Income tax recovery (expense)	9	7	8	(8)
(Loss) income from continuing operations	$(18)	$9	$(113)	$6
Basic (loss) earnings per share from continuing operations	$(0.27)	$0.08	$(1.17)	$0.05
Gross margin	42%	43%	41%	48%
Capital expenditures of continuing operations	$2	$5	$6	$8
Total assets of continuing operations	$551	$695	$551	$695

Continuing operations consist of MDS Nordion, as well as certain corporate functions, which we report as Corporate and Other. Included in Corporate and Other are finance, information technology and systems, real estate, human resources, and certain assets and liabilities retained by MDS upon the completion of the strategic repositioning. Historically, certain corporate employees have provided services to all of MDS, including MDS Analytical Technologies and MDS Pharma Services, which are reported in discontinued operations. However, the full cost of these employees is reflected in continuing operations for all reported periods. Interest expense related to the senior unsecured notes is reported in discontinued operations for all periods presented herein.

Revenues from continuing operations

Revenues from continuing operations entirely reflect results of the MDS Nordion segment. Revenues of $53 million in the third quarter of fiscal 2010 were $4 million higher than in the same quarter of fiscal 2009. This was primarily due to increases in sterilization technologies, radiotherapeutic products, and cyclotron products, partially offset by a reduction in revenue from the reactor-based isotopes due to the shutdown of the NRU reactor. The NRU reactor stopped producing isotopes in May 2009. The impact of foreign exchange from the strengthening of the Canadian dollar relative to the U.S. dollar also resulted in an increase in revenues. Excluding the impact of foreign exchange, revenues in the third quarter of fiscal 2010 increased approximately 6% compared with the same quarter last year. Revenues of $155 million for the nine months ended July 31, 2010 were $25 million lower compared with the same period of fiscal 2009. This decrease was mainly due to the reduction in revenue from the reactor-based isotopes as stated above.

Revenues from sterilization technologies in the third quarter of fiscal 2010 were 23% higher than in the same quarter last year. While pricing and shipments of Co-60 were slightly higher, the primary reason for the increase was the sale of a production irradiator in the third quarter of fiscal 2010. Revenues for the nine months ended July 31, 2010, were 20% higher compared with the same period last year, which was primarily a result of higher volumes and pricing of Co-60.

Radiotherapeutics continued with strong performance in the third quarter of fiscal 2010 with an increase in revenue of 56% compared with the same quarter of fiscal 2009.  This was due to a number of products, primarily CardioGen-82 along with the global performance of TheraSphere, which grew by over 20%, as this cancer treatment continues to gain global acceptance. Radiotherapeutic revenues for the nine months ended July 31, 2010, increased 65% compared with the same period last year.

Cyclotron product revenue was 43% higher in the third quarter of fiscal 2010 compared with the same quarter of fiscal 2009 due to increased sales of Tl-201 as a result of outages in certain of the world’s isotope-producing reactors. Revenues for the nine months ended July 31, 2010, increased 31% compared with the same period last year.

Costs and expenses

Selling, general and administration (SG&A)

SG&A expense of $27 million in the third quarter of fiscal 2010 was $9 million higher than the comparative quarter of fiscal 2009.  In the third quarter of fiscal 2010, we recorded $4 million of cost associated with ongoing conduct of the MAPLE arbitration proceedings, $2 million of sales tax liability proposed by an Ontario audit of sales tax returns, and $3 million of transition cost related to external service providers. The transition costs, along with the internal SG&A costs expended in support of the transitions, are invoiced to the buyers under the TSAs related to the divested MDS Analytical Technologies and MDS Pharma Services businesses. Costs related to these transitional services were offset by income earned for these services, as reported in other expenses, net in the consolidated statements of operations. In addition, the strengthening of the Canadian dollar relative to the U.S. dollar had an unfavorable impact on reported SG&A compared with the third quarter of fiscal 2009. Offsetting these increases was a reduction in spending relating to the corporate restructuring activities and the reduced scope of the business following the divestures. In addition, in the third quarter of fiscal 2009, we recorded $3 million in stock-based compensation versus $nil in the third quarter of fiscal 2010.

SG&A expense of $77 million for the nine months ended July 31, 2010, was $19 million higher than the same period of fiscal 2009. In addition to the factors affecting the third quarter, this variance also reflected higher transition costs, including directors and officers insurance for the periods prior to the completion of the strategic repositioning.

Depreciation and amortization (D&A)

D&A expense of $8 million in the third quarter of fiscal 2010 was $2 million higher than the comparative quarter of fiscal 2009. This increase was due to assets acquired for the production of certain radiotherapeutic products and additional amortization of leasehold improvements related to the wind down of the office space in Toronto, Canada.

D&A expense of $23 million for the nine months ended July 31, 2010, was $6 million higher than the same period in fiscal 2009 due to similar factors that affected the third quarter.

Restructuring charges

Restructuring charges of $9 million for the third quarter of fiscal 2010 were due to the divestiture of businesses and workforce reduction relating to our corporate office move from Toronto to Ottawa, Canada. Included in the charges was an incremental $5 million of fees related to financial advisory services provided by investment bankers on our overall strategic repositioning activities, which were finalized during the third quarter of fiscal 2010 through negotiations with the Company’s investment bankers. During the third quarter of fiscal 2010, we also incurred an additional $1 million of severance and $3 million of contract cancellation fees related to certain contracts for information technology that contained minimum purchase or fixed price commitments that became uneconomical for our remaining business.

The restructuring charges for the nine months ended July 31, 2010, of $60 million were primarily for $41 million of workforce reductions including $15 million of severance, $8 million of stock-based compensation due to accelerated vesting of stock options, performance share units (PSUs) and restricted stock units (RSUs), $7 million of a tax gross-up amount for certain executive officers subject to U.S. tax requirements, and $11 million of transaction incentive payments payable to certain executives and other senior officers of the Company triggered by the sales of MDS Analytical Technologies and Early Stage. A charge of $6 million was recorded for future rent payments net of estimated sublease revenue related to the Company’s corporate office space in Toronto, Canada, and cancellation of certain contracts for information technology as described above. The remaining $13 million was for fees related to financial advisory services provided by investment bankers on the overall strategic repositioning activities of the Company. Other than $2 million stock-based compensation recorded in MDS Nordion in the first quarter of fiscal 2010, the remaining restructuring charges were recorded in the Corporate and Other segment of the Company.

Change in fair value of embedded derivatives

MDS has Russian cobalt supply contracts which are denominated in U.S. dollars.  This creates an embedded derivative as MDS Nordion’s Canadian operation has Canadian dollars as its functional currency. We mark-to-market any changes in the fair value of the embedded derivative and record these increases and decreases as gains and losses within operating income (loss). As the contracts have durations of up to 17 years and represent large purchase commitments, movements in the U.S. to Canadian dollar exchange drive significant unrealized gains or losses.

During the third quarter of fiscal 2010, we recorded a loss of $2 million for the change in the fair value of the embedded derivatives compared with an $11 million gain recorded in the third quarter of fiscal 2009. In the third quarter of fiscal 2009, the amendment of our Russian cobalt supply contract resulted in a $5 million embedded derivative gain due to lower commitment amounts and the strengthening of the Canadian dollar against the U.S. dollar resulted in an additional $6 million gain on the embedded derivatives.

For the nine months ended July 31, 2010, we recorded a gain of $1 million for the change in the fair value of the embedded derivatives compared with a $9 million gain recorded in the same period of fiscal 2009 for the same reasons stated above.

Other expenses, net

Other expenses of $3 million in the third quarter of fiscal 2010 were $4 million lower than the same quarter of fiscal 2009 mainly due to a $5 million of TSA revenue associated with the transition services provided to the businesses we sold, and a $7 million lower foreign exchange loss recorded in the third quarter of fiscal 2010, partially offset by a non-cash impairment charge of $7 million related to MDS Nordion’s Belgium operations.

Other expenses of $27 million for the nine months ended July 31, 2010 were $16 million higher than the same period of fiscal 2009. The increase was due to a $22 million higher foreign exchange loss for the nine months ended July 31, 2010, a $7 million non-cash impairment charge related to MDS Nordion’s Belgium operations recorded in the third quarter of fiscal 2010, and a $1 million impairment charge for corporate IT related assets recorded in the second quarter of fiscal 2010.  The higher foreign exchange loss was mainly due to a $27 million non-cash foreign exchange loss recorded in the second quarter of fiscal 2010 that was primarily a result of the revaluation of the $450 million of proceeds from the sale of MDS Analytical Technologies that were held in a Canadian dollar functional currency entity in U.S. dollars to fund the substantial issuer bid. The offset to this non-cash revaluation loss is reflected as foreign currency translation gain in accumulated other comprehensive income (AOCI) as part of shareholders’ equity. These expenses were partially offset by a $1 million gain on settlement of the Proxena loan and income of $12 million for TSAs from the sales of MDS Analytical Technologies and MDS Pharma Services. The income earned from the TSAs was offset by related costs, which were reported in SG&A. For the same period of fiscal 2009, we recorded an investment write down in Entelos Inc. of $1 million.

Operating (loss) income from continuing operations

Operating loss from continuing operations of $27 million in the third quarter of fiscal 2010 was $28 million greater in loss compared with an operating income of $1 million in the same quarter of fiscal 2009. This increased loss primarily resulted from a $9 million increase in SG&A expense, a $2 million increase in D&A expense, a $9 million of restructuring charges, a $7 million of non-cash impairment charge, and an unfavorable change of $13 million in fair value of embedded derivatives, partially offset by $5 million of TSA revenue associated with the transition services provided to the businesses we sold and $7 million of lower foreign exchange revaluation loss.

Operating loss from continuing operations of $122 million for the nine months ended July 31, 2010, was significantly higher in loss compared with the $10 million operating income for the same period of fiscal 2009. The increase in loss was primarily due to the $60 million restructuring charges recorded in fiscal 2010, the $27 million foreign exchange loss recorded in the second quarter of fiscal 2010, the $19 million increase in SG&A expense and the lower revenues as described above.

Interest income, net

Net interest income for the third quarter of fiscal 2010 was $nil compared with the net interest income of $1 million in the same quarter of fiscal 2009. The decrease in net interest income was primarily due to $2 million accrued interest expense related to provincial tax audits, offset by $2 million accrued interest income on our long-term note receivable from Celerion, Inc. (Celerion). The net interest income of $1 million for the nine months ended July 31, 2010, was $3 million lower than in the same period of fiscal 2009.

Income tax recovery (expense)

Tax recovery for the third quarter of fiscal 2010 was $9 million on a $27 million pre-tax loss from continuing operations. At our statutory tax rate of 30%, we expected an income tax recovery this quarter of $8 million. The tax recovery is different from the expected result primarily due to an increase in valuation allowances which were substantially offset by a release in tax reserves for uncertain positions and changes in accrued research & development (R&D) tax credits.

(Loss) income from continuing operations

Loss from continuing operations of $18 million in the third quarter of fiscal 2010 was $27 million lower than the $9 million in income from continuing operations in the same quarter last year. MDS experienced a $113 million loss from continuing operations for the nine months ended July 31, 2010, compared with the $6 million income from continuing operations for the same period of fiscal 2009. The significant increase in loss in fiscal 2010 was due to the increased operating losses as described above, partially offset by the higher income tax recovery in fiscal 2010.

Basic loss (earnings) per share from continuing operations

As of July 31, 2010, we had 67 million (October 31, 2009 - 120 million) Common shares outstanding. The basic loss per share from continuing operations was $0.27 in the third quarter of fiscal 2010 compared with the basic earnings per share from continuing operations of $0.08 in the same quarter of fiscal 2009. The basic loss per share from continuing operations was $1.17 for the nine months ended July 31, 2010, compared with the basic earnings per share from continuing operations of $0.05 for the same period in fiscal 2009. The increases in loss per share were due to the increased losses from continuing operations as described above, combined with the lower weighted average number of Common shares outstanding in fiscal 2010.

MDS Nordion

		Three months ended July 31				Nine months ended July 31
	2010	% of net revenues	2009	% of net revenues	2010	% of net revenues	2009	% of net revenues
Revenues	$53	100%	$49	100%	$155	100%	$180	100%
Costs and expenses
Direct cost of revenues	(31)	(58%)	(28)	(57%)	(91)	(59%)	(93)	(52%)
Selling, general and administration	(15)	(28%)	(9)	(18%)	(37)	(24%)	(30)	(16%)
Depreciation and amortization	(5)	(10%)	(4)	(8%)	(13)	(8%)	(10)	(6%)
Restructuring charges	-	-	-	-	(2)	(1%)	-	-
Change in fair value of embedded derivatives	(2)	(4%)	11	22%	1	-	9	5%
Other expenses, net	(8)	(15%)	(2)	(4%)	(9)	(6%)	(4)	(2%)
Operating (loss) income	$(8)	(15%)	$17	35%	$4	2%	$52	29%
Gross margin	42%		43%		41%		48%

Revenues

Revenues from continuing operations of $53 million in the third quarter of fiscal 2010 were $4 million higher compared with the same quarter in fiscal 2009. Revenues from continuing operations of $155 million for the nine months ended July 31, 2010, were $25 million lower compared with the same period in fiscal 2009.

See detail analysis on revenues in the “Consolidated continuing operations” section of this MD&A.

Costs and expenses

Selling, general and administration (SG&A)

SG&A expense of $15 million in the third quarter of fiscal 2010 was $6 million higher than the same quarter in fiscal 2009. This increase was due to a $4 million cost associated with the MAPLE facility arbitration, $2 million in annual incentive compensation accruals, and an unfavorable impact of foreign exchange, partially offset by lower insurance and commission expense as a result of the NRU reactor shutdown, and reduced overall spending. SG&A expense of $37 million for the nine months ended July 31, 2010, was $7 million higher than the same period of fiscal 2009 due to the same reasons affecting the third quarter.

Depreciation and amortization (D&A)

D&A expense of $5 million in the third quarter of fiscal 2010 was $1 million higher compared with the same quarter of fiscal 2009.
The increase in D&A was due to additional assets placed in service in the first quarter of fiscal 2010 for production of certain radiotherapeutic products in Fleurus, Belgium. D&A expense of $13 million for the nine months ended July 31, 2010, was $3 million higher compared with the same period in fiscal 2009 for the same reason stated above.

Restructuring charges

No restructuring charges were recorded in the third quarter of fiscal 2010 or in the third quarter of fiscal 2009. Restructuring charges of $2 million for the nine months ended July 31, 2010, were related to the accelerated vesting of stock-based compensation awards in accordance with the Company’s change in control policy triggered by the closing of the sale of MDS Analytical Technologies in the first quarter of fiscal 2010.

Change in fair value of embedded derivatives

In the third quarter of fiscal 2010, we recorded a loss of $2 million for the change in fair value of embedded derivatives compared with a gain of $11 million recorded in the third quarter of fiscal 2009. For the nine months ended July 31, 2010, we recorded a gain of $1 million for the change in fair value of the embedded derivatives compared with a $9 million gain recorded in the same period of fiscal 2009.

See detail analysis on change in fair value of embedded derivatives in the “Consolidated continuing operations” section of this MD&A.

Other expenses, net

Other expenses of $8 million were $6 million higher compared with the same quarter of fiscal 2009 primarily due to a non-cash impairment charge of $7 million related to MDS Nordion’s Belgium operations. Other expenses of $9 million for the nine months ended July 31, 2010, were $5 million higher compared with the same period of fiscal 2009 mainly for the same reason stated above.

Operating (loss) income

Operating loss of $8 million in the third quarter of fiscal 2010 was $25 million higher in loss compared with the $17 million operating income in the comparative quarter of fiscal 2009. This increase in loss was primarily due to lower medical imaging revenues driven by the NRU reactor shutdown, an unfavourable change of $13 million in the fair value of embedded derivatives, an impairment charge of $7 million related to MDS Nordion’s Belgium operations, and higher SG&A and D&A expenses. These losses were partially offset by the growth in revenues for sterilization and certain radiotherapeutic products. Operating income of $4 million for the nine months ended July 31, 2010, was $48 million lower compared with the same period of fiscal 2009. This decrease was mainly due to the NRU reactor outage affecting Mo-99 revenues, restructuring charges, higher SG&A and D&A expenses, an unfavourable change of $8 million in the fair value of embedded derivatives, and an impairment charge of $7 million related to MDS Nordion’s Belgium operations, partially offset by growth in revenues for sterilization and certain radiotherapeutic products.

Corporate and Other

	Three months ended July 31		Nine months ended July 31
	2010	2009	2010	2009
Costs and expenses
Selling, general and administration	$(12)	$(9)	$(40)	$(28)
Depreciation and amortization	(3)	(2)	(10)	(7)
Restructuring charges	(9)	-	(58)	-
Other income (expenses), net	5	(5)	(18)	(7)
Operating loss	$(19)	$(16)	$(126)	$(42)

Costs and expenses

Selling, general and administration (SG&A)

SG&A expense of $12 million in the third quarter of fiscal 2010 was $3 million higher than the same quarter of fiscal 2009. In the third quarter of 2010, we recorded $2 million of sales tax liability based on an Ontario audit of sales tax returns and $3 million of transition costs related to external service providers.  In addition, the strengthening of the Canadian dollar relative to the U.S. dollar had a negative impact on reported SG&A compared with the third quarter of 2009.  Offsetting these increases was a reduction in spending relating to the corporate restructuring activities and the reduced scope of the business following the divestures. In the third quarter of fiscal 2010 we recorded $nil in stock-based compensation versus $3 million in the third quarter of fiscal 2009.

SG&A expense of $40 million for the nine months ended July 31, 2010, was $12 million higher compared with the same period in fiscal 2009. The increase reflected higher costs associated with transition activities, higher directors and officers insurance for the periods prior to the completion of the strategic repositioning, sales tax expense recorded this quarter, and the unfavourable impact of foreign exchange. These increases were partially offset by workforce reductions due to the wind down of the Toronto, Canada headquarters.

Depreciation and amortization (D&A)

D&A expense in the third quarter of fiscal 2010 was $1 million higher than the same quarter of fiscal 2009 primarily due to additional amortization of leasehold improvements related to the wind down of the offices in Toronto, Canada. D&A of $10 million for the nine months ended July 31, 2010, was $3 million higher compared with the same period in fiscal 2009.

Restructuring charges

Restructuring charges in the third quarter of fiscal 2010 were $9 million compared with $nil in the same quarter of fiscal 2009. Restructuring charges for the nine months ended July 31, 2010 were $58 million compared with $nil in the same period of fiscal 2009.

See further details on the restructuring charges in the “Consolidated continuing operations” section of this MD&A.

Other income (expenses), net

Other income of $5 million in the third quarter of fiscal 2010 was $10 million higher than in the same quarter of fiscal 2009 mainly due to $5 million of income earned from the TSAs and $4 million of lower foreign exchange loss recorded in the third quarter of fiscal 2010. Other expenses of $18 million for the nine months ended July 31, 2010, were $11 million higher in loss than in the same period of fiscal 2009. In addition to the reasons affecting the third quarter, we also recorded a $22 million higher foreign exchange loss for the nine months ended July 31, 2010, offset by an additional $7 million of TSA revenue recorded in the first half of fiscal 2010.

See further details on TSA revenues and foreign exchange loss included in other expenses, net in the “Consolidated continuing operations” section of this MD&A.

Operating loss

Operating loss in the third quarter of fiscal 2010 of $19 million was $3 million greater in loss compared with the loss of $16 million in the same quarter of fiscal 2009 primarily due to restructuring charges and increases in SG&A and D&A expenses, partially offset by the TSA revenues and lower foreign exchange loss as described above. Operating loss was $126 million for the nine months ended July 31, 2010, an increase in loss of $84 million compared with the same period in fiscal 2009, primarily due to restructuring charges, increases in SG&A and D&A expenses, and higher foreign exchange loss, partially offset by the TSA revenues as described above.

Divestitures and discontinued operations

	Three months ended July 31						Nine months ended July 31
	MDS Pharma Services(a)		MDS Analytical Technologies		Total		MDS Pharma Services(a)		MDS Analytical Technologies		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
(Loss) income from discontinued operations, net of income taxes	$-	$(65)	$3	$(6)	$3	$(71)	$(110)	$(76)	$(25)	$(7)	$(135)	$(83)

(a)     MDS Pharma Services for the three and nine months ended July 31, 2010, represents Early Stage. For the three and nine months ended July 31, 2009, MDS Pharma Services represents Early Stage, Phase II-IV and Central Labs.

Sale of Early Stage

On March 5, 2010, we completed the sale of Early Stage to Ricerca Biosciences, LLC and Celerion for total consideration of $45 million including $13 million in cash after a $7 million reduction for preliminary net working capital closing adjustments, a $25 million note receivable from Celerion, and 15% minority interest in Celerion. The sale was structured as a stock and asset purchase transaction.

Total net assets disposed of were $118 million. We recorded a preliminary after-tax loss on the sale of Early Stage of $73 million, of which $60 million and $13 million estimated losses were recorded during the first three quarters of fiscal 2010 and the fourth quarter of fiscal 2009, respectively. The preliminary loss on the sale of Early Stage included employee severance and transaction costs of $22 million and the recognition of an unrealized foreign currency translation gain of $42 million. Certain adjustments are still being assessed and, therefore, the final net amount of adjustments may vary from the current estimate. We expect to finalize the calculation of loss on the sale of Early Stage in the fourth quarter of fiscal 2010.

The operating loss of $4 million for Early Stage in the third quarter of fiscal 2010 was primarily a result of the operating performance of its remaining operations. The operating loss of $56 million for Early Stage for the nine months ended July 31, 2010, was primarily a result of operating performance, an $8 million restructuring charge, and a $15 million foreign exchange loss resulting from settlement of an intercompany loan and revaluation of certain assets and liabilities. In addition, we recorded a $12 million impairment charge in the first quarter of fiscal 2010 for the long-lived assets that were not part of the sale. We also recorded a $5 million insurance expense in the first quarter of fiscal 2010 for the potential insurance deductible for lost profit associated with the litigation claims related to certain bioanalytical studies carried out at the Montreal, Canada facility. The operating loss was partially offset by a $7 million benefit from the revised estimate for future costs under the U.S. Food and Drug Administration (FDA) provision.

As part of the sale of Early Stage, we signed TSAs to provide certain post closing transition services to each of the buyers for a period of six months. The Company recorded TSA revenue of $3 million (2009 - $nil) and $5 million (2009 - $nil) in other expenses, net in “Loss (income) from continuing operations” in the consolidated statements of operations for the three and nine months ended July 31, 2010, respectively.

Following the sale of Early Stage, MDS retained certain assets related to the operations of Early Stage, which are included in “Assets of discontinued operations” in the consolidated statements of financial position. The Company revised its estimates of recoverability of the retained assets and performed impairment analyses during the first quarter of fiscal 2010. Based on undiscounted cash flows and prices for similar assets, the Company recorded impairment charges of long-lived assets of $nil (2009 - $7 million) and $12 million (2009 - $7 million), respectively, for the three and nine months ended July 31, 2010, in “Income (loss) from discontinued operations, net of income taxes” in the consolidated statements of operations.

Sale of MDS Analytical Technologies

On January 29, 2010, we completed the sale of MDS Analytical Technologies to Danaher, which included the Company’s 50% interest in its two joint ventures, Applied Biosystems MDS Analytical Technologies Instruments and PerkinElmer Sciex Instruments, for an initial purchase price of $641 million received in cash. Based on the current estimate of preliminary closing adjustments for net working capital, cash and indebtedness amounts as of July 31, 2010, we recorded a reduction in net proceeds of $17 million resulting in estimated final net proceeds of $624 million. We expect the final net proceeds to approximate the carrying value of net assets sold based on our current best estimates. Certain adjustments are still being assessed and, therefore, the final net amount of adjustments may vary from the current estimate. We expect to finalize the gain (loss) on sale for final post closing adjustments in the fourth quarter of fiscal 2010, excluding the dispute with Life Technologies Corporation (Life) described below.

Included in the results of MDS Analytical Technologies, a make-whole amount of $23 million was recorded in the first quarter of fiscal 2010 as we notified the holders of senior unsecured notes to fully redeem the outstanding senior unsecured notes three days following the completion of the sale of MDS Analytical Technologies.

As part of the sale, the Company’s joint venture partnership with Applied Biosystems, a division of Life, was dissolved. A disagreement has arisen between the former partners (MDS and Life) as to the appropriate treatment of certain inventory sold by the partnership to Applied Biosystems prior to the dissolution of the joint venture partnership. The overall financial impact to MDS could be approximately $10 million. We have assessed this disagreement and believe we have a strong position. No provision has been accrued related to this disagreement as of July 31, 2010, and we expect that the process to settle this dispute may extend into fiscal 2011.

As part of the sale of MDS Analytical Technologies, we signed a TSA to provide certain post closing transition services for a period of six months from the closing date, which expired on July 31, 2010. We recorded TSA revenue of $1 million (2009 - $nil) and $3 million (2009 - $nil) in other expenses, net in “Loss (income) from continuing operations” in the consolidated statements of operations for the three and nine months ended July 31, 2010, respectively.

Regulatory review of Montreal, Canada bioanalytical operations

Although the bioanalytical operations in Montreal, Canada are part of Early Stage, the FDA provision is reported in continuing operations as we are retaining this potential liability following the sale of that business.

In fiscal 2007, we established a $61 million FDA provision to address the FDA issues related to the bioanalytical operations in Montreal, Canada in which we may, where appropriate, reimburse clients who have incurred or will incur third party audit costs or study re-run costs to complete the work required by the FDA and other regulators. Management regularly updates its analysis of this critical estimate based on all currently available information. Based on this analysis, a $7 million benefit from the revised estimate for future costs has been recorded in “Income (loss) from discontinued operations, net of income taxes” in the second quarter of fiscal 2010. As of July 31, 2010, management believes that the remaining provision of $11 million (October 31, 2009 - $19 million) should be sufficient to cover any agreements reached with clients for study audits, study re-runs, and other related costs. Included in this potential liability are amounts for two legal claims the Company has been served with related to repeat study costs. See “Litigation” section of this MD&A for details of the two legal claims. While management believes that its estimates are reasonable and appropriate in the circumstances, the ultimate amount of this potential liability may vary significantly if other reasonably possible alternative assumptions were used.

Contractual obligations

Subsequent to the sale of Early Stage, MDS has retained litigation claims and other costs associated with the U.S. FDA’s review of the Company’s bioanalytical operations and certain other contingent liabilities in Montreal, Canada. MDS also has retained certain liabilities related to pre-closing matters, retained employees in the U.S., including a defined benefit pension plan for U.S. employees, and lease obligations for the Montreal, Canada facility, as well as two office locations in King of Prussia, Pennsylvania, and Bothell, Washington. The cost of future lease payments offset by expected sublease revenue, where applicable, is estimated at $7 million. Under certain circumstances, MDS may be required to assume additional liabilities that could result in future cash payments.

Indemnities and guarantees

In connection with various divestitures that the Company underwent, MDS has agreed to indemnify various buyers for actual future damage suffered by the buyers related to breaches, by MDS, of representations and warranties contained in the purchase agreements. In addition, MDS has retained certain existing and potential liabilities arising in connection with such operations related to periods prior to the closings. To mitigate MDS’s exposure to certain of these potential liabilities, the Company maintains errors and omissions and other insurance. MDS is not able to make a reasonable estimate of the maximum potential amount that the Company could be required to pay under these indemnities. The Company has not made any significant payments under these types of indemnity obligations in the past, however, the Company has had early discussions with buyers related to certain indemnities provided.

Liquidity and Capital Resources

Cash flows

Cash flows from operating, investing and financing activities, as reflected in the consolidated statements of cash flows, are summarized in the following table:
	Three months ended July 31		Nine months ended July 31
	2010	2009	2010	2009
Cash provided by (used in) continuing operating activities	$10	$23	$(54)	$94
Cash (used in) provided by continuing investing activities	(1)	(4)	(28)	1
Cash used in continuing financing activities	-	-	(671)	(6)
Cash (used in) provided by discontinued operations	(21)	19	568	74
Effect of foreign exchange rate changes on cash and cash equivalents	(1)	17	8	18
Net (decrease) increase in cash and cash equivalents during the period	$(13)	$55	$(177)	$181

Continuing operating activities

Cash provided by operating activities for the third quarter of fiscal 2010 was $10 million compared with $23 million of cash provided in the same quarter of fiscal 2009. The decrease in the cash provided by operating activities was due to a higher operating loss in the third quarter of fiscal 2010 compared with the same quarter of fiscal 2009. In addition, in the third quarter of fiscal 2010, we paid $4 million for transaction costs related to divestitures and $17 million for restructuring costs associated with the strategic repositioning of the Company. These cash decreases were offset by $3 million of cash distributions received from our equity investment in Lumira Capital Corp., $7 million of cash received from the dissolution of our joint venture partnership with Applied Biosystems as part of the sale of MDS Analytical Technologies, $2 million of cash received as a result of post-close adjustments related to the sale of Central Labs, and $2 million of cash received as part of the consideration from the sale of Phase II-IV following our successful delivery of certain tax certifications.

Cash used in operating activities for the nine months ended July 31, 2010, was $54 million compared with $94 million of cash provided in the same period of fiscal 2009. In addition to the higher operating loss incurred in the first three quarters of fiscal 2010, we paid a total of approximately $83 million for transaction costs related to divestitures and restructuring costs associated with the strategic repositioning of the Company. We also used $24 million for the accrued interest and make-whole payment associated with the redemption of our senior unsecured notes. These decreases were partially offset by the cash received in the third quarter of fiscal 2010 as described above. Cash provided by operating activities in the same period of fiscal 2009 included a collection of the $60 million note from Borealis related to the 2007 sale of our Diagnostic business.

Continuing investing activities

Cash used in investing activities for the third quarter of fiscal 2010 was $1 million compared with $4 million of cash used in the same quarter of fiscal 2009. The $3 million decrease in cash used in investing activities was primarily due to a $1 million release from restricted cash related to the cash collateral for our outstanding letter of credits and a $3 million decrease in capital expenditures.

Cash used in investing activities for the nine months ended July 31, 2010, was $28 million compared with $1 million of cash provided by investing activities in the same period of fiscal 2009. The $29 million variance was primarily due to a $4 million increase in restricted cash for insurance liabilities and an $18 million net increase in cash collateral for outstanding letters of credit. In fiscal 2009, $8 million restricted cash associated with our self-insurance liabilities was reclassified to cash. Capital expenditures for the nine months ended July 31, 2010, were $6 million compared with $8 million in the same period of fiscal 2009.

Continuing financing activities

Cash from financing activities was $nil for the third quarter of both fiscal 2010 and 2009. For the nine months ended July 31, 2010, cash used in financing activities was $671 million compared with $6 million cash used in the same period of fiscal 2009. In the second quarter of fiscal 2010, we repaid $199 million of the outstanding principal for the senior unsecured notes and completed the substantial issuer bid for a total cost of $450 million. In the first quarter of fiscal 2010, we made a $23 million principal repayment for our senior unsecured notes compared with a $6 million repayment in the first quarter of fiscal 2009.

Discontinued operations

Cash used in discontinued operations was $21 million for the third quarter of fiscal 2010 compared with $19 million cash provided by discontinued operations in the same quarter of fiscal 2009. The decrease in the cash provided by operating activities was primarily due to a $6 million cash payment for restructuring costs associated with the strategic repositioning of the Company. In the third quarter of fiscal 2009, we received cash proceeds of $35 million from the sale of Phase II-IV.

For the nine months ended July 31, 2010, cash provided by discontinued operations was $568 million compared with $74 million cash provided in the same period of fiscal 2009. In the first quarter of fiscal 2010, we received cash proceeds of $641 million from the sale of MDS Analytical Technologies. In the second quarter of fiscal 2010, we received cash proceeds of $13 million from the sale of Early Stage. These cash inflows were partially offset by higher operating losses and $12 million total cash payments for restructuring costs associated with the strategic repositioning of the Company.

Liquidity
	July 31 2010	October 31 2009	Change
Cash, cash equivalents and restricted cash	$159	$314	(49%)
Current ratio(1)	1.8	2.9	(38%)
(1) Excludes total assets and total liabilities related to discontinued operations.

Cash, cash equivalents and restricted cash of $159 million as of July 31, 2010, was $155 million lower compared with $314 million as of October 31, 2009. As discussed in the cash flows above, in the first half of fiscal 2010 we used $246 million to fully repay both the matured and outstanding balance of the senior unsecured notes, which included the principal balance of $221 million, accrued and unpaid interest of $1 million and a make-whole payment of $23 million. We also used $450 million for share buyback under the substantial issuer bid. In addition, approximately $95 million was paid for transaction costs related to divestitures and restructuring costs associated with the strategic repositioning. The cash outflow was largely offset by $641 million cash proceeds received from the sale of MDS Analytical Technologies and $13 million cash proceeds received from the sale of Early Stage.

As of July 31, 2010, restricted cash of $38 million (October 31, 2009 - $16 million) included $18 million of cash collateral for outstanding letters of credit, $10 million of cash proceeds related to the sale of Phase II-IV and $10 million in funds for insurance liabilities.

The current ratio as of July 31, 2010, was 1.8 compared with 2.9 as of October 31, 2009, mainly due to the decrease in cash and cash equivalents as discussed above.

On January 29, 2010, MDS cancelled its C$500 million (US$486 million) revolving credit facility. There were no amounts drawn or outstanding as of this date.

Pension

During the third quarter of fiscal 2010, an actuarial valuation was updated for the Company’s defined benefit plan as of January 1, 2010 for funding purposes. Based on this actuarial valuation, we expect to have annual funding requirements of $4 million to $5 million in each of the next five years, with aggregate estimated contributions of $23 million. The actual funding requirements over the five-year period will be dependent on subsequent annual actuarial valuations. These amounts are estimates, which may change with actual investment performance, changes in interest rates, any pertinent changes in government regulations, and any voluntary contributions.  We expect to make a $3 million payment to the pension plan in the fourth quarter of fiscal 2010, which represents the deficit funding for the period from January 1, 2010.

In addition, we retained a pension plan associated with Early Stage. The current estimated under funded status based on an actuarial valuation completed in the second quarter of fiscal 2010 is approximately $3 million.

Taxes

In the third quarter of fiscal 2010, we received an assessment from the Quebec government in connection with an audit of tax credits associated with our former MDS Pharma Services business that resulted in us paying $10 million in taxes and accrued interest during the fourth quarter. Approximately one third of this amount may be repaid to us in the future pending a favourable resolution of a federal R&D claim.

Impact of the strategic initiatives on future liquidity requirements

We have received to date net proceeds of $641 million for the sale of the MDS Analytical Technologies and sale proceeds of $13 million for the sale of Early Stage, which are included in the $121 million cash balance as of July 31, 2010. In the fourth quarter of fiscal 2010, $10 million of restricted cash relating to the sale of Phase II-IV is scheduled to be released; however, as a result of early discussions with the buyer related to indemnities provided, a portion of the escrow may be held at the request of the buyer. We also benefited from $4 million in debt forgiveness on the consummation of the sale of MDS Analytical Technologies. Subsequent to the completion of the sale of MDS Analytical Technologies, we repaid in full the outstanding senior unsecured notes at a cost of $223 million and repurchased for cancellation 52,941,176 of the Company’s Common shares for an aggregate purchase price of $450 million.

We believe that cash on hand, cash flows generated from operations, net amounts receivable associated with the businesses we sold, coupled with new borrowings if needed, will be sufficient to meet the anticipated requirements for operations, capital expenditures, R&D expenditures, tax payments, pension funding, retained obligations from the sold businesses, litigation costs including the MAPLE arbitration, contingent liabilities including FDA settlements, and transaction and restructuring costs. The FDA liability and restructuring reserves are currently $11 million and $24 million, respectively, as of July 31, 2010. At this time, we do not anticipate any issues in collecting amounts owed to MDS with respect to the notes receivable from AECL.

Capitalization

As previously discussed in this MD&A, in December 2009 we repaid $23 million of the senior unsecured notes that matured and with the completion of the sale of MDS Analytical Technologies, on February 3, 2010, we fully repaid the outstanding senior unsecured notes at a cost of $223 million, which included the principal amount of $199 million, accrued and unpaid interest of $1 million and a make-whole amount of $23 million. In addition, $4 million of debt was forgiven upon the completion of the sale of MDS Analytical Technologies. Our remaining long-term debt of $45 million as of July 31, 2010, is a non-interest-bearing Canadian government loan maturing in 2015, which has been fully secured by a long-term financial instrument that is included in “Other long-term assets” in the consolidated statements of financial position.

The shareholders’ equity as of July 31, 2010, is $329 million compared with $994 million as of October 31, 2009. During the second quarter of fiscal 2010, we repurchased for cancellation 52,941,176 Common shares for an aggregate purchase price of $450 million.

Off-balance sheet arrangements

MDS does not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that are material to investors other than operating leases and derivative instruments.

Derivative instruments

As of July 31, 2010, the Company held no derivatives designated as fair value, cash flow or net investment hedges.

The U.S. dollar denominated senior unsecured notes had been designated as a hedge of net investment in foreign operations to reduce foreign exchange fluctuations associated with certain of the foreign currency investments of the Company, the U.S. operations of MDS Analytical Technologies and MDS Pharma Services included in the discontinued operations. As the net investment hedge had been deemed to be effective, the U.S. dollar denominated senior unsecured notes were measured at each reporting date to reflect changes in the spot rate since the previous measurement date and recorded in other comprehensive income. We did not record any ineffectiveness relating to this net investment hedge in the consolidated statements of operations for the first three quarters of fiscal 2010 and 2009.

During the second quarter of fiscal 2010, the sale of Early Stage resulted in a liquidation of the Company’s net investment in its self-sustaining U.S. operations of Early Stage and the termination of the net investment hedging relationship. This resulted in recognition of the unrealized foreign exchange loss of $107 million, which was offset by a release of $107 million unrealized foreign exchange gain relating to the net investment hedge, both recorded in AOCI as part of shareholders’ equity. During the first quarter of fiscal 2010, the sale of MDS Analytical Technologies resulted in a liquidation of the Company’s net investment in its self-sustaining U.S. operations of MDS Analytical technologies and the termination of the net investment hedging relationship. This resulted in recognition of the unrealized foreign exchange loss of $40 million, which was offset by a release of $40 million unrealized foreign exchange gain relating to the net investment hedge, both accumulated in AOCI as part of shareholders’ equity.

As of July 31, 2010, we have identified certain embedded derivatives relating to MDS Nordion, which have a notional amount of $83 million (October 31, 2009 - $83 million) with a fair value of a liability of $3 million (October 31, 2009 - $4 million). During the third quarter of fiscal 2010, we recorded a loss of $2 million for the change in the fair value of the embedded derivatives compared with an $11 million gain recorded in the comparative quarter of fiscal 2009. For the nine months ended July 31, 2010, we recorded a gain of $1 million for the change in the fair value of the embedded derivatives compared with a $9 million gain recorded in the same period of fiscal 2009. See further details on changes in fair value of embedded derivatives in the “Consolidated continuing operations” section of this MD&A.

We used short-term foreign currency forward exchange contracts to economically hedge the revaluations of the foreign currency balances which we did not designate as hedges for accounting purposes. As of July 31, 2010, the notional amount of these foreign currency forward exchange contracts was $nil (October 31, 2009 - $15 million) with a fair value of $nil (October 31, 2009 - $nil).

Fair value hierarchy

During the nine months ended July 31, 2010, the aggregate amount of assets and liabilities measured using significant unobservable inputs (Level 3 assets and liabilities) related only to the asset-backed commercial paper (ABCP). As of July 31, 2010, and October 31, 2009, the ABCP, which was valued at $11 million, represented approximately 2% of the total consolidated assets. Details of the Level 3 assets are included in Note 13 to the unaudited consolidated financial statements as of July 31, 2010.

Litigation

MAPLE

MDS is involved in an arbitration related to the MAPLE Facilities and an associated lawsuit with AECL and the Government of Canada. AECL and the Government of Canada unilaterally announced in fiscal 2008 their intention to discontinue the development work on the MAPLE Facilities. At the same time, AECL and the Government of Canada also publicly announced that they would continue to supply medical isotopes from the current NRU reactor, and would pursue a license extension of the NRU reactor operations past its current expiry date of October 31, 2011. On July 8, 2008, MDS served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under an agreement entered into with AECL in February 2006 (the 2006 Agreement) to complete the MAPLE Facilities and, in the alternative and in addition to such order, seeking significant monetary damages. In the lawsuit, MDS is claiming $1.6 billion (C$1.6 billion) in damages from AECL and the Government of Canada. MDS’s current emphasis is on arbitration proceedings. Hearings for the arbitration have been scheduled beginning in the fourth quarter of fiscal 2010 and are now expected to continue into the second half of fiscal 2011 and we expect a decision from the panel thereafter. In addition to the legal proceedings initiated by MDS against AECL and the Government of Canada, we are currently exploring supply alternatives to mitigate lack of supply from AECL, for both the long-term supply of reactor-based medical isotopes and isotopes produced by other modalities. MDS Nordion has also urged the Government of Canada and AECL to consult with international experts and obtain their assistance toward activating the MAPLE Facilities project.

Bioequivalence studies

During fiscal 2009, MDS was served with a Complaint related to repeat study costs and mitigation costs of $10 million and lost profits of $70 million. This action relates to certain bioequivalence studies carried out by the Company’s former MDS Pharma Services business unit at its Montreal, Canada facility from January 1, 2000, to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. MDS has assessed this claim and amounts related to the direct costs associated with the repeat study costs have been provided for in the FDA provision. No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities. The Company has filed an Answer and intends to vigorously defend this action.

During fiscal 2009, MDS was served with a Statement of Claim related to repeat study and mitigation costs of $5 million (C$5 million) and loss of profit of $29 million (C$30 million). This action relates to certain bioequivalence studies carried out by the Company’s former MDS Pharma Services business unit at its Montreal, Canada facility from January 1, 2000, to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. MDS has assessed this claim and amounts related to the direct costs associated with the repeat study costs have been provided for in the FDA provision. No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities. The Company has filed a Statement of Defence and intends to vigorously defend this action.

Quarterly Financial Information

The following tables provide a summary of selected financial information for each of the eight most recently completed quarters.

	Trailing four quarters	July 31 2010	April 30 2010	January 31 2010	October 31 2009
Revenues from continuing operations	$206	$53	$56	$46	$51
Operating loss from continuing operations	(134)	(27)	(52)	(43)	(12)
Loss from continuing operations	(133)	(18)	(52)	(43)	(20)
(Loss) income from discontinued operations, net of income taxes	(173)	3	(38)	(100)	(38)
Net loss	(306)	(15)	(90)	(143)	(58)
Basic and diluted (loss) earnings per share
- from continuing operations	(1.30)	(0.27)	(0.51)	(0.36)	(0.16)
- from discontinued operations	(1.48)	0.04	(0.37)	(0.83)	(0.32)
Basic and diluted loss per share	(2.78)	(0.23)	(0.88)	(1.19)	(0.48)

	Trailing four quarters	July 31 2009	April 30 2009	January 31 2009	October 31 2008
Revenues from continuing operations	$264	$49	$65	$66	$84
Operating (loss) income from continuing operations	(337)	1	8	1	(347)
(Loss) income from continuing operations	(246)	9	(6)	3	(252)
Loss from discontinued operations, net of income taxes	(406)	(71)	(11)	(1)	(323)
Net (loss) income	(652)	(62)	(17)	2	(575)
Basic and diluted (loss) earnings per share
- from continuing operations	(2.04)	0.08	(0.06)	0.03	(2.09)
- from discontinued operations	(3.37)	(0.59)	(0.09)	(0.01)	(2.68)
Basic and diluted (loss) earnings per share	(5.41)	(0.51)	(0.15)	0.02	(4.77)

Items that impact the comparability of the operating (loss) income from continuing operations include:

•    Results for the quarter ended April 30, 2010 reflect an after-tax $14 million for restructuring charges.
•    Results for the quarter ended January 31, 2010 reflect an after-tax $23 million for restructuring charges.
•	Results for the quarter ended April 30, 2009 reflect a $12 million write-down of certain tax assets.
•	Results for the quarter ended October 31, 2008 reflect an after-tax $246 million net write-off of the MAPLE Facilities project.
•	Earnings per share amounts were impacted by number of Common shares repurchased and cancelled under the substantial issuer bid during the second quarter ended April 30, 2010.

Outlook

Business outlook

Medical isotope supply disruption

As mentioned earlier in the “Business environment and corporate developments” section of this MD&A, the NRU reactor at the AECL Chalk River Laboratories returned to operation on August 17, 2010. According to the most recent announcement by AECL, published prior to this MD&A, the NRU reactor is expected to return to its regular operating schedule. In August 2010, the Company received, processed and shipped the first supply of medical isotopes from AECL to its customers.

Although the NRU reactor has returned to service, the volume of medical isotopes we sell, as supplied by the NRU reactor, may not fully return to previous levels. Various factors are expected to influence MDS’s supply and demand dynamics, including:  1) customers may have secured alternate sources of medical isotopes during the period that the NRU reactor was out of service; 2) customers are expected to diversify their supply to decrease risk of not having access to certain medical isotopes; 3) end-users (e.g., hospitals and radiopharmacies)  may have decreased the utilization of medical isotopes through the use of alternate procedures and methods thereby possibly decreasing their demand; and 4) the NRU reactor may have to shut down for longer periods than it has historically for inspections. Based on discussions with AECL, AECL currently expects the NRU reactor to shutdown for approximately one month during our second fiscal quarter of 2011 to complete the first of these inspections. Furthermore, we currently expect the pricing for Mo-99 in the future to be in general higher than historical levels. Due to the various factors that may affect supply and demand, the level of operating income MDS will generate from reactor-based isotopes is uncertain.

Apart from pursuing the arbitration proceeding to compel AECL to complete the MAPLE reactors as discussed in the “Litigation” section of this MD&A, we continue to explore other long-term alternatives for medical isotope supply.  While we have continued to make progress in the assessment of alternatives during the past three months, we have not reached the point of announcing specific details.

Sterilization business

In fiscal 2010, MDS Nordion expects the shipments of Co-60 to be higher compared with fiscal 2009 and for revenue associated with this product to increase as well. We expect the amount of Co-60 shipped in each quarter to continue to fluctuate based on the timing of receipt from suppliers.  In the third quarter of fiscal 2010, shipments of Co-60 decreased compared with the second quarter of fiscal 2010.  We expect cobalt shipments in the fourth quarter to be at higher levels compared with the third quarter of fiscal 2010 due to a combination of timing of Co-60 receipt from the reactors that supply us and the timing of customer requirements.

We expect to ship additional two production irradiators for the sterilization of medical devices before the end of the first half of fiscal 2011.

Radiotherapeutics

As mentioned in the “Business environment and corporate developments” section of this MD&A, the Company has announced its intention to restructure operations at its Fleurus, Belgium facility due to the performance of the Glucotrace and Radiochemical businesses.  To that end, the Company has initiated a Loi Renault process, which involves an information and consultation process with the Belgian Works Council to determine the best way to move forward with the identified businesses. It is uncertain how long the Loi Renault process will take to complete or what its result will be, but MDS anticipates an announcement of the outcome during the fourth quarter of fiscal 2010.

In the fourth quarter of fiscal 2010, we expect further growth globally in both CardioGen-82 and TheraSphere.

Financial outlook

Corporate SG&A

We are continuing to provide transition services associated with the divestitures of MDS Analytical Technologies, Early Stage and Central Labs and continue to reduce the size of our corporate staff to better align with the business going forward. Certain of the transition services are now expected to extend into our first fiscal quarter of 2011.  Following the completion of these activities, we expect our total quarterly corporate SG&A to be approximately $5 million, of which approximately $2 million would be included in the MDS Nordion segment consistent with current allocations, and approximately $3 million would be reported in Corporate and Other.

Deferred tax assets and liabilities

At the end of the quarter, we reported $81 million of net deferred tax assets comprised of operating losses, R&D tax credits and other tax carryovers arising from our Canadian operations.  These tax assets are available to reduce cash income taxes in the future.  The recognition of these assets is based on our earnings outlook and our view that we can utilize these tax assets in the foreseeable future.  If those future profitability expectations significantly decline, we will be required to write-off some portion, if not all, of these deferred tax assets.

Impact of divestitures on future liquidity requirements

The primary remaining activities related to our strategic repositioning and the associated divestitures are:
•	Completing the final resolution of post close adjustments with the buyers;
•	Completing transition services, which are currently expected to extend into the first quarter of fiscal 2011
o
The restructuring at our Toronto, Canada corporate offices and Early Stage Montreal, Canada location are largely complete and we have retained approximately 25 employees for a period of up to five months to complete the transition including supporting the new corporate team in Ottawa, Canada; and

•
Resolving a $10 million dispute with Life related to certain inventory sold prior to the closing of the sale of MDS Analytical Technologies to Danaher, which is scheduled for arbitration in our second quarter of fiscal 2011, and other items which may arise from our early discussions with buyers related to certain indemnities provided.

As at the end of our third quarter of fiscal 2010, future cash payments associated with the strategic repositioning include:
•	$7 million in net amounts payable to buyers, including our best estimate of post-close adjustments;
•	$21 million in severance and financial advisory service fees, including cost associated with both our corporate and Early Stage restructuring activities; and
•	$8 million of facilities, net of estimated sublease revenue, and other contract cancellation charges for both corporate and Early Stage, which may be paid out over a number of years.

Compared with our estimates in the second quarter of fiscal 2010, our estimate for cash payments has increased by $6 million, which primarily relates to the finalization of financial advisory service fees. Our estimate of post-close adjustments remains substantially unchanged, although a number of payments were made between the buyers and us during the second quarter of fiscal 2010.

Accounting and Control Matters

Recent accounting pronouncements

United States

On April 29, 2010, the FASB issued ASU No. 2010-17, “Revenue Recognition - Milestone Method (Topic 605), Milestone Method of Revenue Recognition” (ASU 2010-17), which establishes a revenue recognition model for contingent consideration that is payable upon the achievement of an uncertain future event, referred to as a milestone. The scope of ASU 2010-17 is limited to research or development arrangements and requires an entity to record the milestone payment in its entirety in the period received if the milestone meets all necessary criteria to be considered substantive. Entities are not precluded from making an accounting policy election to apply another appropriate accounting policy that results in the deferral of some portion of the arrangement consideration. ASU 2010-17 is effective for fiscal years beginning on or after June 15, 2010 and for interim period within those fiscal years. The Company plans to adopt ASU 2010-17 on November 1, 2010 and it is not expected to have a significant impact on the Company’s consolidated financial statements.

On April 16, 2010, the FASB issued ASU No. 2010-13, “Stock Compensation (Topic 718), Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades” (ASU 2010-13), which clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance or service condition. An entity should not classify such an award as a liability if it otherwise qualifies for classification in equity. ASU 2010-13 is effective for fiscal years beginning on or after December 15, 2010 and for interim periods within those fiscal years and is to be applied prospectively. The Company plans to adopt ASU 2010-13 on November 1, 2011 and it is not expected to have a significant impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements” (ASU 2010-06), which provides amendments that clarify existing disclosures and requires new disclosures related to fair value measurements. In particular, ASU 2010-06 requires more disaggregated information on each class of assets and liabilities and further disclosures on transfers between levels 1 and 2 and activity in level 3 fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about activity in level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company plans to adopt ASU 2010-06 on November 1, 2010 and it is not expected to have a significant impact on the Company's consolidated financial statements.

In December 2009, the FASB issued ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (formerly, SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”) (ASU 2009-17) to improve financial reporting by enterprises involved with variable interest entities. ASU 2009-17 is effective as of the beginning of each entity’s first annual reporting period that begins after November 15, 2009 and earlier application is not allowed. The Company plans to adopt ASU 2009-17 on November 1, 2010, and it is not expected to have a material impact on the Company’s consolidated financial statements.

International Financial Reporting Standards

We have been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in the U.S. and in Canada with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS).  We currently expect to adopt IFRS as our primary reporting standard when the U.S. Securities and Exchange Commission requires domestic registrants in the U.S. to transition to IFRS.

Internal controls over financial reporting

As a result of our internal control assessment during the preparation of our 2009 annual consolidated financial statements, management concluded that effective internal control over financial reporting was not maintained. Management determined that the Company’s strategic repositioning plan and its associated technical complexities and volume of work created a combination of deficiencies, which in the aggregate were deemed a material weakness and that the Company’s internal control over financial reporting was not effective as of
October 31, 2009. Specifically, the design of an integrated system of controls over the accounting and reporting for discontinued operations, including incomes taxes, was not adequate. In addition, the technical complexity and volume of work associated with the strategic repositioning plan placed substantial demands on the Company’s tax resources, which in turn diminished the operating effectiveness of our internal controls for both routine and non-routine income tax accounting and reporting.

Although we believe that the reported material weakness is narrow in scope, management implemented several measures in the first quarter of fiscal 2010, which were continued in the second and third quarters, designed to assist in the remediation of these identified control deficiencies. These measures include further strengthening of the design of internal controls over complex and non-routine transactions, as well as a more cross-functional approach, and the augmentation of technical accounting and tax resources with additional external support. We implemented these measures prior to the preparation of these unaudited interim consolidated financial statements for the quarter ended July 31, 2010, and we intend to continue our efforts to strengthen and enhance our disclosure controls and procedures and internal control over the area of deficiency on an ongoing basis until the material weakness is fully remediated.

During the second quarter of fiscal 2010, as part of the strategic repositioning plan, a number of finance executives, including the former Chief Financial Officer, the Chief Accounting Officer, and the Vice President of Taxation and Treasury left the Company.  As a result of these executives leaving the Company, Management took actions necessary to address resources, processes and controls prior to their departure which constituted material changes in internal control over financial reporting. Specifically, transition plans were implemented to allow for knowledge transfer to other members of the Company’s finance organization, and the retention of key documents.  In addition, we have changed the scope of the roles of certain member of the senior finance staff, continued to augment technical accounting and tax resources with external support from professional accounting firms other than our independent registered public accounting firm, and have hired several new staff members who hold professional accounting designations.  Following a period of training of our new staff, we completed in the third quarter of fiscal 2010 the transition of our corporate finance function to our new headquarters in Ottawa, Canada. As a result of this transition, we reviewed and made minor changes where we believed necessary to our internal controls over financial reporting. We intend to continue to monitor the transition and our efforts to address the resources, processes and controls impacted by these changes.

Disclosure controls and procedures

Management of MDS, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators. Based on that evaluation, management of MDS, including the Chief Executive Officer and Chief Financial Officer, has concluded that as a result of the material weakness described above in “Internal controls over financial reporting”, the disclosure controls and procedures are not effective as of July 31, 2010.